UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                   FORM 10-SB

                          GENERAL FORM FOR REGISTRATION
                     OF SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                              Triple S Parts, Inc.
                 (Name of Small Business Issuer in its charter)

                                     Nevada
         (State or other jurisdiction of incorporation or organization)

                                   88-0354194
                     (I. R. S. Employer Identification No. )

                  7410 SW Oleson Rd., #325, Portland, OR  97223
            (Address of principal executive offices)      (Zip Code)

                                  503-641-2105
                           (Issuer's telephone number)

     Securities to be registered pursuant to Section 12(b) of the Act: None

 Securities to be registered pursuant to Section 12(g) of the Act: Common Stock

                              TABLE OF CONTENTS


Part I
Item 1.  Description of Business . . . . . . . . . . . . . . . . . . .   3

Item 2.  Plan of Operation . . . . . . . . . . . . . . . . . . . . . .   7

Item 3.  Description of Property . . . . . . . . . . . . . . . . . . .   7

Item 4.  Security Ownership of Certain Beneficial
         Owners and Management . . . . . . . . . . . . . . . . . . . .   8

Item 5.  Directors, Executive Officers, Promoters
         and Control Persons. . . . . . . . . . . . . . . .  . . . . .   9

Item 6.  Executive Compensation. . . . . . . . . . . . . . . . . . . .  10

Item 7.  Certain Relationships and Related Transactions. . . . . . . .  10

Item 8.  Description of Securities . . . . . . . . . . . . . . . . . .  10


Part II
Item 1.  Market Price of and Dividends on the Registrant's
         Common Equity and Other Shareholder Matters . . . . . . . . .  12

Item 2.  Legal Proceedings . . . . . . . . . . . . . . . . . . . . . .  13

Item 3.  Changes in and Disagreements with Accountants . . . . . . . .  13

Item 4.  Recent Sales of Unregistered Securities . . . . . . . . . . .  13

Item 5.  Indemnification of Directors and Officers . . . . . . . . . .  14

Part F/S
Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . .  F-1

Part III
Item 1.  Index to Exhibits . . . . . . . . . . . . . . . . . . . . . .  14

Item 2.  Description of Exhibits . . . . . . . . . . . . . . . . . . .

Signatures . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15


THIS REGISTRATION STATEMENT CONTAINS CERTAIN FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS INCLUDE STATEMENTS REGARDING (I) THE REGISTRANT'S RESEARCH AND DEVELOPMENT PLANS, MARKETING PLANS, CAPITAL AND OPERATIONS EXPENDITURES, AND RESULTS OF OPERATIONS; (II) POTENTIAL FINANCING ARRANGEMENTS;
(III) POTENTIAL UTILITY AND ACCEPTANCE OF THE REGISTRANT'S EXISTING AND PROPOSED PRODUCTS; AND (IV) THE NEED FOR, AND AVAILABILITY OF, ADDITIONAL FINANCING.

THE FORWARD LOOKING STATEMENTS INCLUDED HEREIN ARE BASED ON CURRENT EXPECTATIONS AND INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES. THESE FORWARD LOOKING
STATEMENTS ARE BASED ON ASSUMPTIONS REGARDING THE REGISTRANT'S BUSINESS AND TECHNOLOGY WHICH INVOLVE JUDGMENTS WITH RESPECT TO, AMONG OTHER THINGS, FUTURE SCIENTIFIC, ECONOMIC, REGULATORY AND COMPETITIVE CONDITIONS, AND FUTURE BUSINESS DECISIONS, ALL OF WHICH ARE DIFFICULT OR IMPOSSIBLE TO PREDICT ACCURATELY AND MANY OF WHICH ARE BEYOND THE CONTROL OF THE REGISTRANT. ALTHOUGH THE REGISTRANT BELIEVES THAT THE ASSUMPTIONS UNDERLYING THE FORWARD LOOKING STATEMENTS ARE REASONABLE, ANY OF THE ASSUMPTIONS COULD PROVE INACCURATE AND, THEREFORE, ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE SET FORTH IN THE FORWARD LOOKING STATEMENTS. IN LIGHT OF THE SIGNIFICANT UNCERTAINTIES INHERENT IN THE FORWARD LOOKING INFORMATION CONTAINED HEREIN, THE INCLUSION OF SUCH INFORMATION SHOULD NOT BE REGARDED AS ANY REPRESENTATION BY THE REGISTRANT OR ANY OTHER PERSON THAT THE OBJECTIVES OR PLANS OF THE REGISTRANT WILL BE ACHIEVED.

References in this registration statement to "We," "Us," or the "Company" refer to Triple S Parts, Inc.


                                     PART I


Item  1.  Description  of  Business.

Business  Development.
We were incorporated as Triple S Parts, Inc. in the State of Nevada on February 22, 1996, to sell rare motorcycle parts. On July 10, 1999, we forward split our common stock eleven (11) shares for one (1) share. All disclosure herein accounts for this forward split unless indicated otherwise.

We have not been a party to any bankruptcy, receivership or similar proceeding. We have not been involved in any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Business  of  Issuer.
Principal  products  or  services  and  their  markets.

We currently have no products, services or revenues. We plan to sell hard-to-find motorcycle parts, as well as other motorcycle paraphernalia such as clothing, decals, paints and varnishes on the Internet. We own the domain name www.rareparts.net. We do not have our own gateway to the Internet. As such, we depend upon an Internet Service Provider to connect and host our website on the Internet. Any disruption in the service provided by the Internet Service provider could have a material adverse effect on our business operations and financial condition.

We intend to develop a small inventory of rare and, possibly, to a lesser extent, new motorcycle parts and motorcycle related packaged products. We also plan to sell clothing, decals, paints and varnishes which will be supplied by third party suppliers. We will not manufacture any of our products. As such, we will be highly dependent on third parties.

We believe many consumers need parts for motorcycles, which are hard to find. Such parts may be obsolete or no longer being manufactured. We intend to build a network of contacts and alliances among motorcycle salvage centers and motorcycle clubs throughout North America, so that we can supply consumers with the rare motorcycle parts. There can be no assurance that we will form such contacts or alliances, or that, even if formed, such contacts or alliances will prove able to supply parts for which there is demand. Further, there can be no assurance that we will be successful in implementing our plan of operations or that, even if implemented, it will prove successful.

Distribution  methods  of  the  products  or  services.
We plan to offer products manufactured by third parties through our website. Distribution of many of our products, once ordered, will be done through third party distributors. We plan to direct inquiries for products to the product distributor. For products in our inventory, we will make the appropriate shipping arrangements. We have no contracts or arrangements with courier services, and there can be no assurance that we will develop or secure such relationship in order to effectively ship products which may be maintained in our inventory.

Status  of  any  publicly  announced  new  product  or  service.
We currently have no new products or services that have been publicly announced.

Competitive business conditions and the small business issuer's competitive position in the industry and methods of competition.
As we begin to develop our plan of business, we will compete with entities having significantly greater financial and other resources than us. Although there are few, if any, websites selling rare motorcycle parts, and paraphernalia the market is saturated with physical retail locations that sell and specialize in products similar to those which we plan to sell. Our failure to effectively compete with such entities could have a materially adverse effect on our business and operations.

Our industry is highly competitive with respect to price, service, quality and marketing. As a result, the potential for failure in this industry is significant. There are numerous, well-established, larger competitors in the industry with comprehensive experience, possessing substantially greater financial, marketing, personnel and other resources than us. There can be no assurance that we will be able to respond to various competitive factors affecting our business.

Sources and availability of raw materials and the names of principal suppliers. As of the date of this registration statement, we have no arrangements for raw materials or suppliers.

Dependence  on  one  or  a  few  major  customers.
As of the date of this registration statement, we have no customers. We intend to market our products exclusively through the Internet and will sell directly to end users. We intend to reach such end users through the use of advertising in trade publications, Internet banner advertising and in-house telemarketing and sales representatives. We have not developed any criteria for such marketing, and we have not hired marketing staff. There can be no assurance that we will be able to develop these marketing and promotional aspects of our planned operations. Even if such marketing and promotional aspects are developed, there can be no assurance that they will be effective in bringing customers to our site.

Intellectual  Property.
As of the date of this registration statement, we currently have no patents, trademarks, franchises, concessions, royalty agreements or labor contracts. Our failure to obtain proprietary protection in the future could have a materially adverse effect on our operations.

Need  for  any  government  approval  of  principal  products  or  services.
We are not in need of governmental approval, as we have no products or services.

Effect of existing or probable governmental regulations on the business. We are not currently subject to direct regulation by any government agency, other than regulations applicable to businesses generally. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet, covering issues such as user privacy, pricing, and characteristics and quality of products and services. Furthermore, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business over the Internet. The adoption of any additional laws or regulations may decrease the growth of the Internet, which, in turn, could decrease the demand for our Internet services and increase our cost of doing business or otherwise have an adverse effect on our business, results of operations and financial condition. Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues, such as sales tax, libel and personal privacy is uncertain and may take years to resolve. In addition, as our service is available over the Internet in multiple states and as we sell to numerous residents in various states, such jurisdictions may claim that we are required to qualify to do business as a foreign corporation in each such state or foreign country. Our failure to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject us to taxes and penalties for the failure to qualify. Any such existing or new legislation or regulation, including state sales tax, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect on our business, results of operations and financial condition.

Research  and  Development  in  the  last  two  fiscal  years.
As of the date of this registration statement, no amount has been spent on research and development.

Costs  and  effects  of  compliance  with  environmental  laws.
We are currently unaware of any environmental regulation to which we are subject, other than those, which may be applicable to businesses generally. Consequently, we have not spent any funds on compliance with environmental laws.

Number  of  total  employees  and  number  of  full  time  employees.
We currently have one employee, who works for the Company on a part-time basis. There are no employment or collective bargaining agreements in place. We do not anticipate hiring additional employees during the next twelve months.

Item  2.  Plan  of  Operation.
We are currently unable to satisfy our cash requirements without the financial support of our management. We anticipate that we will meet our cash requirements for the foreseeable future through financial support of our management. In addition, we have executed a promissory note for a loan of eleven thousand three hundred and twenty five dollars ($11,325.00) from NMR, Inc., a Nevada corporation. (See Item 7. Certain Relationships and Related Transactions) Such loan is to be repaid in one lump sum payment no later than April 9, 2000 with interest on such amount at a rate of twelve percent (12%) per annum. Eventually, we may seek to raise additional funds. We have not yet determined if or how we plan to obtain these additional funds.

We plan to develop our operations over the next year. Consequently, we may encounter research and development expenses over the next twelve months. We expect these expenses to stem primarily from development of our website. We do not expect to purchase or sell any plant and significant equipment or make any significant changes in the number of employees over the next twelve months.

Item  3.  Description  of  Property.
Our offices are located at 7410 SW Oleson Road, Suite 325, Portland, OR 97223 and our physical office is located at Box 1298, Duck Creek Village, Utah 84762. All buildings in Duck Creek Village, Utah are assigned "box numbers." We occupy this office space without charge. The space is approximately 700 square feet and is leased by Ricki Hanna, our Vice President. We do not own any significant real or personal property. We feel that this space is adequate for our needs at this time and that office space will likely be available at commercially reasonable terms, should we need additional space.

Item 4. Security Ownership of Certain Beneficial Owners and Management. The following table sets forth certain information concerning the ownership of our common stock as of the date of this registration statement with respect to:
(a) each person known to us to be the beneficial owner of more than five percent of our common stock, (b) all directors and executive officers individually and as a group. The notes accompanying the information in the table below are necessary for a complete understanding of the figures provided below.

Security  Ownership  of  Certain  Beneficial  Owners

Security  Ownership  of  Certain  Beneficial  Owners

Title of            Name & Address of           Amount & Nature         Percent
Class               Beneficial Owner            of Ownership            of Class
--------------------------------------------------------------------------------
Common              Emiliano Lakota             110,000 shares direct        40%
                    7410 SW Oleson Road, #325
                    Portland, OR  97223

Common              Tracie Pollak               110,000 shares direct        40%
                    7410 SW Oleson Road, #325
                    Portland, OR  97223


Security Ownership of Management.


Title of            Name & Address of           Amount & Nature         Percent
Class               Beneficial Owner            of Ownership            of Class
--------------------------------------------------------------------------------
Common              Tracie Pollak               110,000 shares direct        40%
                    President, Treasurer & Secretary
                    7410 SW Oleson Road, #325
                    Portland, OR  97223

Common              Ricki Hanna                 1,100 shares direct         0.4%
                    Vice President
                    3365 300 East
                    Cedar City, UT  84720
--------------------------------------------------------------------------------
TOTAL                                           111,100 shares             40.4%

Changes  in  Control.
There are currently no arrangements, which may result in a change of control of the Company.

Item  5.  Directors  and  Executive  Officers,  Promoters  and  Control Persons.

Officers  and  Directors.
The  following  chart  sets  forth  information  on  our officers and directors:

Name              Age        Title(s)                    DateElected/Appointed
--------------------------------------------------------------------------------
Tracie Pollak     29         President, Secretary            June 22, 1999
                             Treasurer and Director

Ricki Hanna       47         Vice President                  December 8, 1999

Our Bylaws require that we have a minimum of one director. Directors are elected at our annual meeting to be held on the 22nd day of February. Directors shall serve until their successors are duly elected or appointed. A vacancy on the Board of Directors may be filled by a majority vote of the remaining directors.

Our Bylaws provide for a minimum of the following officers: President, Treasurer and Secretary. These officers are to be elected by the Board of Directors at the first Board meeting following the annual meeting. The Board may appoint other officers at any time, and the Board may fill any vacancies.

Tracie  Pollak.
From January 1998 to the present, Ms. Pollak has worked for J.D. Edwards & Company in Marketing Programs. From November 1996 through her current position, she worked as a Marketing Representative for Laser Technology, Inc. in Englewood, Colorado, which stemmed from her position as Marketing Manager of Laser Communications, Inc. From January of 1994 through November of 1996, Ms. Pollak was a Senior Sales Representative for Colorado TeleEquipment Company
(CTEC) where she was responsible for all aspects of sales. Ms. Pollak obtained her Bachelor of Science Degree in Business Management from San Diego State University in 1992, her Certificate of marketing from the University of Colorado in 1996 and completed an Intensive Spanish program at the University of Arizona at Guadalajara, Mexico.

Ricki  Hanna.
From July 1992 to the present, E.R.A. Realty has employed Mr. Hanna. Since 1995, Mr. Hanna has worked as an Associate Broker. Prior to his current position, he was a Sales Agent for the same company. Mr. Hanna attended two years of college in Liberal Arts programs at Fulton Montgomery Community College and University of Colorado.

Identify  Significant  Employees.
As of the date of this registration statement, we have no persons, not mentioned above, who are expected to make a significant contribution to our business.

Family  Relationships.
As of the date of this registration statement, there are no family relationships between our promoters, executive officers, control persons, directors or persons nominated for such positions.

Involvement  in  Certain  Legal  Proceedings.
As of the date of this registration statement, we have had no events, to the best of our knowledge, that occurred during the past five years, including bankruptcies, criminal convictions or proceedings, court orders or judgments, that are material to an evaluation of the ability or integrity of any director, executive officer, promoter, control person or any person nominated for such position.

Item  6.  Executive  Compensation.
No executive compensation has been paid to the officers or directors since inception.

Item  7.  Certain  Relationships  and  Related  Transactions.

On February 22, 1996, we issued 110,000 shares of our common stock to Emiliano Lakota and 110,000 shares of our common stock to Tracie Pollak for services rendered to the Company. Such shares were issued in reliance on the exemption from registration provided in Section 4(2) of the Securities Act for a non-public transaction by the issuer.

We have executed a promissory note with NMR, Inc. a Nevada corporation, pursuant to which we must repay $11,325.00 no later than April 9, 2000. Our shareholder (See Security Ownership of Certain Beneficial Owners), Emiliano Lakota, is an officer and director of NMR, Inc. Such loan is to be repaid in one lump sum payment with interest on such amount at a rate of twelve percent (12%) per annum.

Other than the aforementioned, there have been no transactions during the last two years, or proposed transactions, to which we were or are a party, in which any of our directors, executive officers, nominees for such positions, security holders or the families of such people had a material interest. We are not a subsidiary of any other company. Other than the aforementioned, we have not entered and do not plan to enter into any transactions with our promoters.

Item  8.  Description  of  Securities.
Common  Stock.
In General. We are authorized to issue 50,000,000 shares of common stock with a par value of $0.001 each, of which have 275,000 common shares outstanding as of October 4, 1999. All of the issued and outstanding common stock is fully paid and non-assessable.

Voting. Each share of our common stock entitles the holder thereof to one vote per share in the election of directors and in all other matters upon which stockholders are entitled to vote. The holders of shares of common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares voting for the election of directors can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining shares will not be able to elect any of our directors. As of the date of this registration statement, Tracie Pollak is the beneficial owner of 110,000 voting shares or approximately 40% of our outstanding voting stock. As such, our current management may be able to elect all of the Directors of the Company.

Dividends. Each share of common stock entitles the holder thereof to receive cash dividends as the Board of Directors may declare from funds legally available therefor. However, we have not declared any dividends to date and do not intend to declare any dividend on our common stock in the foreseeable future.

Rights. There are no preemptive rights with respect to the common stock. Upon liquidation, dissolution or winding up of the affairs of the Company, and after payment of creditors, the assets legally available for distribution will be divided ratably on a share-for-share basis among the holders of the outstanding shares of common stock.

Preferred  Stock.
We  are  not  authorized  to  issue  any  preferred  stock  at  this  time.


                                     PART II


Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

Market  information.
Our common stock is not traded on any exchange. We plan to seek listing on the NASDAQ Over the Counter Bulletin Board ("OTCBB"), once this registration statement has cleared all comments of the SEC, if ever.

Holders.
As of October 4, 1999, there were approximately 23 holders of record of our 275,000 shares of common stock outstanding. Of these shares, 220,000 are restricted securities within the meaning of Rule 144(a)(3) promulgated under the Securities Act of 1933, as amended, because such shares were issued and sold by the Company in private transactions not involving a public offering.

No prediction can be made as to the effect, if any, that future sales of shares of common stock or the availability of common stock for future sale will have on the market price of the common stock prevailing from time-to-time. Sales of substantial amounts of common stock on the public market could adversely affect the prevailing market price of the common stock.

Dividends.
We have not paid a cash dividend on our common stock in the past two years. The payment of dividends may be made at the discretion of our Board of Directors and will depend upon, among other things, our operations, our capital requirements and our overall financial condition. As of the date of this registration statement, we have no intention to declare dividends.

Item  2.  Legal  Proceedings.
We are currently unaware of any pending legal proceeding or any proceeding contemplated by a governmental authority in which we may be involved.

Item  3.  Changes  in  and  Disagreements  with  Accountants.
Our current accountant, Jones, Jensen and Company of Salt Lake City, Utah, has audited the statements included herein. We have not had any changes in or disagreements with our accountants.

Item  4.  Recent  Sales  of  Unregistered  Securities.
On February 22, 1996, we issued 110,000 restricted shares of our common stock to Emiliano Lakota and 110,000 shares of our common stock to Tracie Pollak for services rendered to the Company. Such shares were issued in reliance on the exemption from registration provided in Section 4(2) of the Securities Act for a non-public transaction by the issuer.

On November 16, 1996, we issued 44,000 restricted shares of our common stock to 11 friends of our principals as gifts. Such shares were issued in reliance on the exemption from registration provided in Section 4(2) of the Securities Act for a non-public transaction by the issuer.

On January 6, 1997, we issued 9,900 restricted shares of our common stock to 9 friends of our principals as gifts. Such shares were issued in reliance on the exemption from registration provided in Section 4(2) of the Securities Act for a non-public transaction by the issuer.

On June 15, 1997, we issued 1,100 restricted shares of our common stock to 9 friends of our principals as gifts. Such shares were issued in reliance on the exemption from registration provided in Section 4(2) of the Securities Act for a non-public transaction by the issuer.

On December 22, 1999, we issued 50,000 restricted shares of our common stock in consideration for legal services rendered on our behalf. Such shares were issued in reliance on the exemption from registration provided in Section 4(2) of the Securities Act for a non-public transaction by the issuer.

Item  5.  Indemnification  of  Directors  and  Officers.
We shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Nevada, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer, or served any other enterprise as director, officer or employee at our request. The Board of Directors, in its discretion, shall have the power on our behalf to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee.

Section 78.7502 of the Nevada Revised Statutes ("NRS") provides that Nevada corporations may limit, through indemnification, the personal liability of their directors or officers in actions, claims or proceedings brought against such person by reason of that person's current or former status as an officer or director of the corporation. We may indemnify our directors or officers if the person acted in good faith and in a manner the person reasonably believed was, at least, not opposed to the best interests of the corporation. In the event of a criminal action or proceeding, indemnification is not available if the person had reasonable cause to believe their action was unlawful.

Further, in an action brought by us or in our right, if the person, after exhaustion of all appeals, is found to be liable to us, or if the person makes payment to us in settlement of the action, indemnification is available only to the extent a court of competent jurisdiction determines the person is fairly and reasonably entitled to indemnification. Such discretionary indemnification is available only as authorized on a case-by-case basis by: (1) the stockholders;
(2) a majority of a quorum of the Board of Directors consisting of members of the Board who were not parties to the action, suit or proceeding; (3) if a majority of a quorum of the Board of Directors consisting of members of the board who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or (4) if a quorum of the Board of Directors consisting of members of the Board who were not parties to the action cannot be obtained, by independent legal counsel in a written opinion.

To the extent that our director or officer is successful in defending against an action, suit or proceeding brought against that person as a result of their current or former status as an officer or director, we must indemnify the person against all expenses actually and reasonably incurred by the person in connection with their defense. Nevada law also allows Nevada corporations to advance expenses of officers and directors incurred in defending a civil or criminal action as they are incurred, upon receipt of an undertaking by or on behalf of the director or officer to repay such expenses if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the corporation because such officer or director did not act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation.

Section  78.751 of the NRS provides that any indemnification provided for by NRS
78.7502 (by court order or otherwise) shall not be deemed exclusive of any other rights to which the indemnified party may be entitled and that the scope of indemnification shall continue as to directors or officers who have ceased to hold such positions and to their heirs, executors and administrators.

Section 78.752 of the NRS allows corporations to provide insurance, or other financial arrangements such as a program of self-insurance, for their directors or officers. Such insurance may provide coverage for any liability asserted against the person and liability and expenses incurred by the person in their capacity as a director or officer or arising out of their status as such, whether or not the corporation has the authority to indemnify the person against such liability and expenses. However, no financial arrangement made under
Section 78.752 may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

Our By-laws provide for the indemnification of its directors and officers to the maximum extent provided by law. It is the position of the SEC and certain state securities administrators that any attempt to limit the liability of persons controlling an issuer under the federal securities laws or state securities laws is contrary to public policy and therefore unenforceable.

                              TRIPLE S PARTS, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                     NOVEMBER 30, 1999 AND DECEMBER 31, 1998

                                TRIPLE S PARTS, INC.
                           (A Development Stage Company)
                                   Balance Sheets


                                       ASSETS
                                       ------


                                                      November 30,    December 31,
                                                          1999            1998
                                                     --------------  --------------
                                                      (Unaudited)
CURRENT ASSETS

  Cash                                               $       9,639   $           -
                                                     --------------  --------------

    Total Current Assets                                     9,639               -
                                                     --------------  --------------

    TOTAL ASSETS                                     $       9,639   $           -
                                                     ==============  ==============


                  LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                  ----------------------------------------------

CURRENT LIABILITIES

  Accounts payable                                   $           -   $           -
  Note payable                                              11,325               -
  Accrued interest payable                                     499               -
                                                     --------------  --------------

    Total Current Liabilities                               11,824               -
                                                     --------------  --------------

STOCKHOLDERS' EQUITY (DEFICIT)

  Common stock: $0.0005 par value, 50,000,000 shares
  authorized; 275,000 shares issued and outstanding            138             138
  Additional paid-in capital                                   217             217
  Accumulated deficit                                       (2,540)           (355)
                                                     --------------  --------------

  Total Stockholders' Equity (Deficit)                      (2,185)              -
                                                     --------------  --------------

  TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY (DEFICIT)                                   $       9,639   $           -
                                                     ==============  ==============

   The accompanying notes are an integral part of these financial statements.

                                       TRIPLE S PARTS, INC.
                                   (A Development Stage Company)
                                     Statements of Operations


                                                                                            From
                                                For the                                 Inception on
                                           Eleven Months Ended      For the Years Ended  February 22,
                                               November  30,            December 31,    1996 Through
                                        --------------------------  -------------------- November 30,
                                            1999          1998        1998       1997       1999
                                        ------------  ------------  ---------  ---------  --------
                                         (Unaudited)    (Unaudited)                      (Unaudited)

REVENUE                                 $         -   $         -   $      -   $      -   $     -
                                        ------------  ------------  ---------  ---------  --------

OPERATING EXPENSE

  General and administrative expenses         1,686            85         85         85     2,041
                                        ------------  ------------  ---------  ---------  --------

    Total Operating Expenses                  1,686            85         85         85     2,041
                                        ------------  ------------  ---------  ---------  --------

OPERATING LOSS                               (1,686)          (85)       (85)       (85)   (2,041)
                                        ------------  ------------  ---------  ---------  --------

OTHER (EXPENSE)

Interest expense                               (499)            -          -          -      (499)
                                        ------------  ------------  ---------  ---------  --------

    Total Other (Expense)                      (499)            -          -          -      (499)
                                        ------------  ------------  ---------  ---------  --------

NET LOSS                                $    (2,185)  $       (85)  $    (85)  $    (85)  $(2,540)
                                        ============  ============  =========  =========  ========

BASIC NET LOSS PER SHARE                $     (0.01)  $     (0.00)  $  (0.00)  $  (0.00)
                                        ============  ============  =========  =========

WEIGHTED AVERAGE NUMBER
 OF SHARES OUTSTANDING                      275,000       275,000    275,000    264,000
                                        ============  ============  =========  =========

   The accompanying notes are an integral part of these financial statements.

                              TRIPLE S PARTS, INC.
                          (A Development Stage Company)
                  Statements of Stockholders' Equity (Deficit)

                                                               Deficit
                                                             Accumulated
                                                                 From
                                                            Inception  on
                                                             February 22,
                                                                1996
                                     Common  Stock  Additional  Through
                                   -----------------  Paid-In November 30,
                                   Shares    Amount   Capital   1999
                                   -------  --------  ------  --------
Balance at inception on February
 22, 1996                                -  $      -  $   -   $     -

Founders shares issued at $0.00
 per share                         264,000       132   (132)        -

Expenses paid by shareholder             -         -    185         -

Net loss for the year ended
 December 31, 1996                       -         -      -      (185)
                                   -------  --------  ------  --------

Balance, December 31, 1996         264,000       132     53      (185)

Additional founders shares
  issued at $0.00 per share         11,000         6     (6)        -

Expenses paid by shareholder             -         -     85         -

Net loss for the year ended
  December 31, 1997                      -         -      -       (85)
                                   -------  --------  ------  --------

Balance, December 31, 1997         275,000       138    132      (270)

Expenses paid by shareholder             -         -     85         -

Net loss for the year ended
  December 31, 1998                      -         -      -       (85)
                                   -------  --------  ------  --------

Balance, December 31, 1998         275,000       138    217      (355)

Net loss for the eleven months
  ended November 30, 1999
  (unaudited)                            -         -      -    (2,185)
                                   -------  --------  ------  --------

Balance, November 30, 1999
 (unaudited)                       275,000  $    138  $ 217   $(2,540)
                                   =======  ========  ======  ========

   The accompanying notes are an integral part of these financial statements.

                                  TRIPLE S PARTS, INC.
                              (A Development Stage Company)
                                Statements of Cash Flows


                                           For  the                               From
                                        Eleven Months          For the Years  Inception on
                                             Ended                  Ended      February 22,
                                          November  30,          December 31,  1996 Through
                                    --------------------------  -------------- November 30,
                                        1999          1998       1998    1997     1999
                                    ------------  ------------  ------  ------  --------
                                     (Unaudited)  (Unaudited)                  (Unaudited)
CASH FLOWS FROM OPERATING
 ACTIVITIES

Net (loss)                          $    (2,185)          (85)  $ (85)  $ (85)  $(2,540)
Changes in operating liabilities:
Increase (decrease) in accrued
 interest payable                           499             -       -       -       499
                                    ------------  ------------  ------  ------  --------

Net Cash Used in Operating
 Activities                              (1,686)          (85)    (85)    (85)   (2,041)
                                    ------------  ------------  ------  ------  --------

CASH FLOWS FROM INVESTING
 ACTIVITIES                                   -             -       -       -         -
                                    ------------  ------------  ------  ------  --------

CASH FLOWS FROM FINANCING
 ACTIVITIES

Contribution of capital                       -            85      85      85       355
Note payable proceeds                    11,325             -       -       -    11,325
                                    ------------  ------------  ------  ------  --------

Net Cash Provided by Financing
 Activities                              11,325            85      85      85    11,680
                                    ------------  ------------  ------  ------  --------

NET INCREASE (DECREASE)
 IN CASH                                  9,639             -       -       -     9,639

CASH AND CASH EQUIVALENTS
 AT BEGINNING OF PERIOD                       -             -       -       -         -
                                    ------------  ------------  ------  ------  --------

CASH AND CASH EQUIVALENTS
 AT END OF PERIOD                   $     9,639   $         -   $   -   $   -   $ 9,639
                                    ============  ============  ======  ======  ========

CASH PAID FOR:

Interest                            $         -   $         -   $   -   $   -   $     -
Income taxes                        $         -   $         -   $   -   $   -   $     -


   The accompanying notes are an integral part of these financial statements.

                              TRIPLE S PARTS, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                                November 30, 1999


NOTE 1  -     CONDENSED  FINANCIAL  STATEMENTS

          The accompanying financial statements have been prepared by the Company without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at November 30, 1999 and 1998 and for all periods presented have been made.

          Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these condensed financial statements be read in conjunction with the financial statements and notes thereto included in the Company's December 31, 1998 audited financial statements. The results of operations for periods ended November 30, 1999 and 1998 are not necessarily indicative of the operating results for the full years.

NOTE 2 -  GOING  CONCERN

          The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek a merger with an existing, operating company. In the interim, shareholders of the Company have committed to meeting its minimal operating expenses.

                              TRIPLE S PARTS, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                       JUNE 30, 1999 AND DECEMBER 31, 1998

                                 C O N T E N T S



Independent  Auditors'  Report. . . . . . . . . . . . . . . . . . . . .    3

Balance  Sheets . . . . . . . . . . . . . . . . . . . . . . . . . . . .    4

Statements  of  Operations  . . . . . . . . . . . . . . . . . . . . . .    5

Statements  of  Stockholders'  Equity  (Deficit). . . . . . . . . . . .    6

Statements  of  Cash  Flows . . . . . . . . . . . . . . . . . . . . . .    7

Notes  to  the  Financial  Statements . . . . . . . . . . . . . . . . .    8

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


To  the  Board  of  Directors  and  Stockholders
Triple  S  Parts,  Inc.
(A  Development  Stage  Company)
Portland,  Oregon

We have audited the accompanying balance sheets of Triple S Parts, Inc. (a development stage company) as of June 30, 1999 and December 31, 1998 and the related statements of operations, stockholders' equity (deficit) and cash flows for the six months ended June 30, 1999 and for the years ended December 31, 1998 and 1997 and from inception on February 22, 1996 through June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether te financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Triple S Parts, Inc. (a development stage company) as of June 30, 1999 and December 31, 1998 and the results of its operations and its cash flows for the six months ended June 30, 1999 and for the years ended December 31, 1998 and 1997 and from inception on February 22, 1996 through June 30, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is a development stage company which raises substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Jones,  Jensen  &  Company
------------------------------

Jones,  Jensen  &  Company
Salt  Lake  City,  Utah
August  14,  1999

                              TRIPLE S PARTS, INC.
                          (A Development Stage Company)
                                 Balance Sheets


                                     ASSETS
                                     ------


                                                     June 30,    December 31,
                                                       1999          1998
                                                    ----------  --------------
CURRENT ASSETS

  Cash                                              $       -   $           -
                                                    ----------  --------------

    Total Current Assets                                    -               -
                                                    ----------  --------------

    TOTAL ASSETS                                    $           $
                                                    ==========  ==============


             LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
             ----------------------------------------------

CURRENT LIABILITIES

  Accounts payable                                  $       -   $           -
                                                    ----------  --------------

    Total Current Liabilities                               -               -
                                                    ----------  --------------

STOCKHOLDERS' EQUITY (DEFICIT)

Common stock: no par value, 25,000 shares
 authorized; 25,000 shares issued and outstanding         355             355
Accumulated deficit                                      (355)           (355)
                                                    ----------  --------------

    Total Stockholders' Equity (Deficit)                    -               -
                                                    ----------  --------------

TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY (DEFICIT                                   $       -   $           -
                                                    ==========  ==============

The accompanying note are an integral part of these financial statements.

                              TRIPLE S PARTS, INC.
                          (A Development Stage Company)
                            Statements of Operations


                                      For the                      From
                                        Six      For the Years  Inception on
                                       Months        Ended      February 22,
                                        Ended     December 31,  1996 Through
                                       June 30, ---------------- June 30,
                                        1999     1998     1997     1999
                                       -------  -------  -------  ------
REVENUE                                $    -   $    -   $    -   $   -
                                       -------  -------  -------  ------

OPERATING EXPENSE

  General and administrative expenses       -       85       85     355
                                       -------  -------  -------  ------

    Total Operating Expenses                -       85       85     355
                                       -------  -------  -------  ------

    Loss from Operations                    -      (85)     (85)   (355)
                                       -------  -------  -------  ------

NET LOSS                               $    -   $  (85)  $  (85)  $(355)
                                       =======  =======  =======  ======

BASIC LOSS PER SHARE                   $(0.00)  $(0.00)  $(0.00)
                                       =======  =======  =======

The accompanying note are an integral part of these financial statements.

                              TRIPLE S PARTS, INC.
                          (A Development Stage Company)
                  Statements of Stockholders' Equity (Deficit)


                                                        Deficit
                                                      Accumulated
                                                         From
                                                      Inception on
                                                      February 22,
                                                          1996
                                           Common Stock  through
                                           ------------- June 30,
                                           Shares  Amount  1999
                                           ------  -----  ------
Balance at inception on February 22, 1996       -  $   -  $   -

Founders shares issued at $0.00 per share  24,000      -      -

Expenses paid by shareholder                    -    185      -

Net loss for the year ended
 December 31, 1996                              -      -   (185)
                                           ------  -----  ------

Balance, December 31, 1996                 24,000    185   (185)

Additional founders shares issued at
 $0.00 per share                            1,000      -      -

Expenses paid by shareholder                    -     85      -

Net loss for the year ended
 December 31, 1997                              -      -    (85)
                                           ------  -----  ------

Balance, December 31, 1997                 25,000    270   (270)

Expenses paid by shareholder                    -     85      -

Net loss for the year ended
 December 31, 1998                              -      -    (85)
                                           ------  -----  ------

Balance, December 31, 1998                 25,000    355   (355)

Net loss for the six months ended
 June 30, 1999                                  -      -      -
                                           ------  -----  ------

Balance, June 30, 1999                     25,000  $ 355  $(355)
                                           ======  =====  ======

The accompanying note are an integral part of these financial statements.

                              TRIPLE S PARTS, INC.
                          (A Development Stage Company)
                            Statements of Cash Flows

                                   For the                     From
                                    Six      For the Years  Inception on
                                    Months       Ended      February 22,
                                    Ended     December 31,  1996 Through
                                   June 30, ---------------- June 30,
                                     1999    1998    1997    1999
                                     -----  ------  ------  ------
CASH FLOWS FROM OPERATING
  ACTIVITIES

    Net (loss)                       $   -  $ (85)  $ (85)  $(355)
                                     -----  ------  ------  ------

    Net Cash Used In Operating
    Activities                           -    (85)    (85)   (355)
                                     -----  ------  ------  ------

CASH FLOWS FROM INVESTING
  ACTIVITIES                             -      -       -       -
                                     -----  ------  ------  ------

CASH FLOWS FROM FINANCING
  ACTIVITIES

    Contribution of capital              -     85      85     355
                                     -----  ------  ------  ------

    Net Cash Provided by Financing
     Activities                          -     85      85     355
                                     -----  ------  ------  ------

NET INCREASE (DECREASE)
  IN CASH                                -      -       -       -

CASH AND CASH EQUIVALENTS
  AT BEGINNING OF PERIOD                 -      -       -       -
                                     -----  ------  ------  ------

CASH AND CASH EQUIVALENTS
  AT END OF PERIOD                   $   -  $   -   $   -   $   -
                                     =====  ======  ======  ======

CASH PAID FOR:

    Interest                         $   -  $   -   $   -   $   -
    Income taxes                     $   -  $   -   $   -   $   -

The accompanying note are an integral part of these financial statements.

                              TRIPLE S PARTS, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                       June 30, 1999 and December 31, 1998


NOTE 1 -  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

          a.  Organization

          The Company was organized under the laws of the State of Nevada on February 22, 1996. The purpose of the corporation is to engage in any lawful activity.

          Currently, the Company is seeking new business opportunities believed to hold a potential profit or to merge with an existing company.

           b.  Accounting  Method

          The  Company's  financial  statements  are  prepared using the accrual method  of  accounting.  The  Company  has  adopted  a  December  31 year  end.

          c.  Basic  Loss  Per  share

          The computations of basic loss per share of common stock are based on weighted average number of shares issued and outstanding at the date of the financial statements.

          d.  Use  of  Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the reporting period. Actual results cold differ from those estimates.

          e.  Cash  Equivalents

          The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

          f.  Provision  for  Taxes

          At June 30, 1999, the Company had net operating loss carryforwards of approximately $355 that may be offset against future taxable income through 2014. No tax benefit has been reported in the financial statements, because the potential tax benefits of the net operating loss carryforwards are offset by a valuation allowance of the same amounts.

NOTE 2 -  GOING  CONCERN

          The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. It is the intent of the Company to seek a merger with an existing, operating company. In the interim, shareholders of the Company have committed to meeting its minimal operating expenses.

                              TRIPLE S PARTS, INC.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                       June 30, 1999 and December 31, 1998


NOTE 3 -  SUBSEQUENT  EVENTS

          Amendment  to  Articles  of  Incorporation
          ------------------------------------------

          In July 1999, the Company filed an amendment to its Articles of Incorporation to increase the authorized shares to 50,000,000 shares and changed the par value to $0.0005 per share of common stock.

          Forward  Stock  Split
          ---------------------

          In July 1999, the Board of Directors authorized a 11-for-1 forward stock split to increase the number of issued and outstanding shares to 275,000.

                                  EXHIBIT INDEX


EXHBIT  #     ITEM                                                PAGE

   3.1        Articles  of  Incorporation

   3.2        Bylaws

   4          Share  Certificate

   27         Financial  Data  Schedule

                                   SIGNATURES


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      Triple S Parts, Inc.


                                      By: /s/  Tracie  Pollak,  President
                                      -----------------------------------
                                               Tracie  Pollak,  President


Date: January 13,  2000
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